Prospectus Supplement #8	Filed pursuant to Rule 424(b)(3)
to Prospectus dated April 23, 2008	File No. 333-149015
HEALTH BENEFITS DIRECT CORPORATION
     This document supplements the prospectus, dated April 23, 2008, relating to offers and resales of up to 739,913 shares of our common stock, including 350,000 shares issuable upon the exercise of warrants. This prospectus supplement is incorporated by reference into the prospectus. The prospectus was filed as part of our registration statement on Form SB-2 on Form S-1, as amended (File No. 333-149015). This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the prospectus, including any amendments or supplements thereto.
Transaction with eHealth
     On February 20, 2009, we and our subsidiary, HBDC II, Inc., entered into a client transition agreement with eHealthInsurance Services, Inc., a Delaware corporation and an unaffiliated third party.
     Pursuant to the client transition agreement, we transferred to eHealth broker of record status and the right to receive commissions on certain of the in-force individual and family major medial health insurance policies and ancillary dental, life and vision insurance policies issued by Aetna, Inc., Golden Rule Insurance Company, Humana, Inc., PacifiCare, Inc., Time Insurance Company (marketed under the name Assurant Health) and United Healthcare Insurance Co. on which we were designated as broker of record as of the date of the transaction. Certain policies and products were excluded from the transaction, including our agency business generated through our Insurance Specialist Group, Inc. agents, all short term medical products and all business produced through carriers other than the specified carriers set forth above. In addition, the client transition agreement also provides for the transfer to eHealth of certain lead information relating to our health insurance prospects. The estimated aggregate initial amount of consideration paid by eHealth pursuant to the client transition agreement is approximately $1,280,000. In addition, eHealth agreed to assume from us certain liabilities relating to historical commission advances on the transferred policies made by the specified carriers in an aggregate amount of approximately $1,385,000. In addition, eHealth has agreed to pay to HBDC II a portion of each commission payment received by eHealth and reported by the specified carrier relating to a transferred policy for the duration of the policy, provided that eHealth remains broker of record on such policy.
     Simultaneous with the execution of the client transition agreement, we also entered into a Marketing and Referral Agreement with eHealth. Pursuant to the terms of the referral agreement, eHealth agreed to construct one or more websites for the purpose of selling health insurance products and to pay to HBDC II a portion of all first year and renewal commissions received by eHealth from policies sold through the referral sites that result from marketing to prospects using the leads delivered by us to eHealth. The referral agreement is scheduled to terminate 18 months following its execution and is terminable by us or eHealth upon material breach by the other party.
     We and HBDC II have made customary representations, warranties and covenants in both the client transition agreement and the referral agreement.
     We also have agreed to indemnify eHealth from any losses in connection with, among other things, the breach of any representation or warranty by us in the client transition agreement or any ancillary agreement (including the referral agreement), our failure to perform or comply with any covenant in the client transition agreement or any ancillary agreement (including the referral agreement) and any excluded liability not specifically assumed by eHealth under the terms of the client transition agreement.
Discontinuation of Telesales Marketing and Sales
     In anticipation of (and in conjunction with the transactions anticipated by) the client transition agreement, during the first quarter of 2009, we ceased the direct marketing and sale of health and life insurance and related products to individuals and families in our Telesales call center. We continue to sell health and life insurance and related products to individuals and families through our non-employee Insurance Specialist Group, Inc. agents. We eliminated 43 positions in our Telesales business segment, including substantially all of its licensed employee sales agents along with other Telesales service and support personnel.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of the prospectus any prospectus supplement. Any representation to the contrary is a criminal offense.
The date of this prospectus supplement is February 27, 2009